BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

November 22, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3
Last Filed November 9, 2021
File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated November 18, 2021. We have submitted Amendment No. 2 to the Registration Statement (the “Amendment”) on this date reflecting the Company’s responses. Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 1 to Registration Statement on Form F-3

Digital Assets Transactions, page 8

1.	Refer to your response to comment 8. On page 8, you disclose that “other than bitcoin, stablecoins, WBTC tokens and ETH, [you] have no plans to hold material amounts of any other types of digital assets in the future.” Please disclose whether you have plans to hold material amounts of stablecoins, WBTC tokens and ETH, and, if so, disclose the business reasons for holding material amounts of such digital assets. In addition, please disclose the specific stablecoins you plan to hold as well as the other types of digital assets you plan to hold in the future, regardless of the amount of any such digital assets.

Response to No. 1

This comment has been complied with. We have made the following disclosure under Digital Asset Transactions on p. 8: “We use Amber Group’s OTC desk for selling or exchanging bitcoins for US dollars, USDT (Tether, a stablecoin) or USDC (USD coin, a stablecoin) WBTC tokens, or ETH (Ethereum token). We have held and may continue to hold these digital assets in order to fund working capital, to purchase mining equipment and for other general corporate purposes. We have temporarily taken and may from time to time temporarily take receipt of other digital assets, the amounts of which have not been material. Other than bitcoin, stablecoins, WBTC tokens and ETH, we have no plans to hold material amounts of any other types of digital assets in the future.”

Risk Factors

Uncertainties in the interpretation and enforcement of Chinese laws and regulations, page 16

2.	We note that you have removed a part of this risk factor relating to the PRC legal system and uncertainties in enforcement of laws, rules and regulations in China. Please revise this risk factor to add back the removed disclosure.

Response to No. 2

This comment has been complied with. The removed disclosure has been added back. It is consistent with the risk factor disclosure on the cover page under “Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

A particular digital asset’s status as a “security” in any relevant jurisdiction, page 39

3.	Refer to your response to comment 7. We note your disclosure that you exchange bitcoins for USDT or USDC. Please disclose the risks associated with such digital assets, such as the risk of volatility of the digital assets. In addition, please describe in more detail your internal processes for how you determine whether the digital assets you hold or plan to hold are securities within the meaning of the U.S. federal securities laws.

Response to No. 3

This comment has been complied with under the risk factor titled, “A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital assets that we own or mine is a “security” may adversely affect the value of Bitcoin and our business”.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc:	Elliot H. Lutzker, Esq.